UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **:**   *January 19, 2006*



Molex Incorporated

(Exact name of registrant as specified in its charter)

Delaware	*0-7491*	*36-2369491*
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2222 Wellington Court, Lisle, Illinois	*60532*
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: *(630) 969-4550*

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On January 19, 2006, Molex Incorporated (the "Company") issued a press release announcing its results of operations for the second fiscal quarter ended December 31, 2005, and held a webcast and a conference call to discuss earnings and current market conditions. A copy of the press release is being furnished as Exhibit 99.1, and a copy of the slides presented at the webcast and discussed in the conference call is being furnished as Exhibit 99.2 hereto and incorporated herein by reference.

The information furnished under Item 2.02 and Item 9.01 of this Current Report on Form 8-K shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On January 18, 2006, K. Travis George, the Company's Corporate Controller, was designated the Company's Principal Accounting Officer, effective December 31, 2005. Mr. George is not an executive officer of the Company.

Mr. George, age 35, has been Corporate Controller of the Company since October 3, 2005. From July 2004 to September 2005, Mr. George served as Chief Accounting Officer and Controller of Ventas, Inc., a public healthcare real estate investment trust with an enterprise value of $5 billion. From October 2002 to July 2004, he was the Corporate Controller for Sypris Solutions, Inc., an outsource electronics manufacturer and technical services company. He also was director of Finance for Papa John's International, Inc. and worked for Ernst & Young, LLP. Mr. George is a Certified Public Accountant and has a B.S. in Business Administration and an M.B.A. from the University of Louisville.

Mr. George does not have an employment agreement with the Company. His current base salary is $180,000 and he is eligible to receive an annual cash bonus, subject to certain terms and conditions, at an incentive target of 30% of base salary. In addition, as previously disclosed in a Form 4, Mr. George was granted 15,000 stock options and 5,000 restricted stock units. These grants vest ratably over four years commencing on the first anniversary of the grant date. In connection with his relocation to Illinois, Mr. George received relocation assistance from the Company. Mr. George is eligible to participate in the Company's equity, profit sharing, retirement, and health and welfare plans on the same terms offered to all plan participants.

Item 9.01   **Financial Statements and Exhibits.**

(c)   Exhibits

        Exhibit 99.1   Press release of Molex Incorporated dated January 19, 2006

        Exhibit 99.2   Slides of Molex Incorporated dated January 19, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOLEX INCORPORATED

Date: *January 19, 2006*   By: **/s/ LOUIS A. HECHT**

                                           Louis A. Hecht
                                           Corporate Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	**Description**
Exhibit 99.1	Press release of Molex Incorporated dated January 19, 2006
Exhibit 99.2	Slides of Molex Incorporated dated January 19, 2006